Exhibit 11

Statement re computation of earnings per share

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options or issuance of performance shares.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Numerator:
Net income (loss) applicable to common shareholders	$(14,662,000)	$1,878,000	$(99,145,000)	$4,639,000

Denominator:
Denominator for basic earnings per share - weighted-average shares	11,912,564	11,907,414	11,913,683	11,905,262
Dilutive potential common shares - employee stock options and performance shares	22	28,700	1,006	21,966

Denominator for diluted earnings per share - adjusted weighted-average shares	11,912,586	11,936,114	11,914,689	11,927,228

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